

June 2, 2011

<u>Via Facsimile (212.403.2314) and U.S. Mail</u>

David E. Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

> **Re: CKX, Inc.**
> **Schedule 14D-9 filed on May 18, 2011, as amended through June 1, 2011**
> **File No. 005-54765**
>
> **Schedule 13E-3 filed on May 20, 2011, as amended through May 23, 2011**
> **Filed by CKX, Inc., the Promenade Trust and Priscilla Presley**
> **File No. 005-54765**

Dear Mr. Shapiro:

    We have reviewed the filings above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

    Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Schedule 13E-3 or Schedule 14D-9, as applicable.

Schedule 13E-3

<u>Item 7. Purposes, Alternatives, Reasons and Effects</u>

1.   Provide the disclosure required by Instruction 3 to Item 1013 of Regulation M-A with respect to the Promenade Trust and Priscilla Presley. Please advise how such disclosure will be disseminated in accordance with Exchange Act Rule 13e-3(f).

Item 8. Fairness of the Transaction

2.   We note that the filing persons listed on the Schedule 13E-3 have incorporated by reference disclosure in the Schedule 14D-9 and the Offer to Purchase in response to Item 8 of Schedule 13E-3. Disclosure on page 28 of the Offer to Purchase indicates that the Board determined that the terms of the Offer and the other transaction contemplated by the Merger Agreement are fair and advisable to and in the best interests of "CKx and CKx's Stockholders." The Schedule 14D-9 provides similar disclosure, only indicating that the Offer and Merger are expected to result in several benefits to all Stockholders, including the unaffiliated Stockholders. Note that Item 1014(a) of Regulation M-A requires that CKx provide a fairness determination as to *unaffiliated* security holders. Please revise the Schedule 13E-3 to expressly disclose whether the Company reasonably believes that the going-private transaction is substantively and procedurally fair to unaffiliated security holders. Alternatively, the Company may incorporate such additional disclosure by reference to an amended Schedule 14D-9, or to the Offer to Purchase, to the extent Apollo Management and its affiliates revise the Offer to Purchase to provide such additional information.

3.   All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). The discussions in the section of the Schedule 14D-9 entitled "Reasons for the Recommendation" and on pages 28 and 29 in the Offer to Purchase, both of which are incorporated by reference into the Schedule 13E-3 in response to Item 8(b), do not appear to address the factors described in clause (vi) of Instruction 2 to Item 1014 and Item 1014(c) and (e). If CKx, the Promenade Trust or Priscilla Presley did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant. If the procedural safeguards in Item 1014(c) and (e) were not considered, please expand the disclosure to include a statement of the basis for the belief as to fairness despite the absence of these safeguards.

4.   We note disclosure on page 28 and 30 in the Offer to Purchase indicating that CKx adopted as its own the financial analyses of Gleacher & Company in the course of reaching its fairness conclusion and that the Trust and Priscilla Presley considered the Board's receipt of Gleacher & Company's fairness opinion in reaching their fairness conclusion. Please advise us in your response letter how each of the filing persons was able to reach the fairness determination as to *unaffiliated* security holders given that the financial advisor's fairness opinion addressed fairness with respect to security holders other than the Excluded Persons, which is defined to only include the Sillerman Stockholders as opposed to all affiliates of CKx, including officers and directors of CKx.

Item 9. Reports, Opinions, Appraisals and Negotiations

5.   We note the discussion of Gleacher & Company's discounted cash flow analysis on page 33 of the Schedule 14D-9. Please describe the assumptions with respect to the future performance of CKx's business underlying the "A Case" and the "B Case" projections prepared by CKx management. The revised disclosure should also explain the difference in assumptions that led to the two different sets of projections.

6.   In addition, despite the reference on page 33 to "two sets of projections" prepared by CKx's management for the projection period between fiscal years 2011 and 2015, the disclosure on page 38 of the Schedule 14D-9 only appears to disclose one set of projections. Please advise. If management did prepare two sets of projections, please disclose.

7.   We note the disclosure on page 31 of the Schedule 14D-9 that Gleacher & Company performed a Comparable Companies Analysis. Please discuss in greater detail the methodology and criteria used in selecting companies that it determined to be "reasonably comparable to CKx in one or more respects." Also, indicate whether the criteria were consistently applied and, if any company was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.

8.   Disclosure on page 38 of the Schedule 14D-9 indicates that CKx provided certain financial forecasts prepared by senior management to Apollo Management, Parent and Merger Sub and also provided financial forecasts to the Board and Gleacher & Company in connection with their consideration of the Offer and Merger. Please confirm whether such financial forecasts were the same. If not, please disclose all such forecasts.

9.   Disclosure on page 39 of the Schedule 14D-9 indicates that the projections reflect numerous estimates and assumptions. Please describe the material assumptions and limitations underlying the projections described as well as any other projections provided in response to the preceding comment and comment 6. Your revised disclosure should also explain the difference in assumptions that led to the two different sets of projections themselves.

10.   We note that the projections on page 38 include non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G or advise why you believe such disclosure is not required. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Schedule 14D-9

11.   We note that CKx has requested confidential treatment with respect to Exhibit (a)(2)(F) to Schedule 14D-9. Comments on the request will be sent under separate cover.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to me at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions